SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

Amendment No. 2 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

__________________

SOCKET MOBILE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

_____________________

Options to Purchase Common Stock, $0.001 par value per share

(Title of Class of Securities)

__________________

83368E200

(CUSIP Number of Class of Securities’ Underlying Common Stock)

__________________

Lynn Zhao

Vice President of Finance and Administration and Chief Financial Officer

Socket Mobile, Inc.

39700 Eureka Drive

Newark, California 94560

(510) 933-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

_____________________

Copies to:

Herbert P. Fockler Michelle Wallin Erika M. Muhl Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$122,915	$14.90

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 384,064 shares of common stock of Socket Mobile, Inc. having an aggregate value of approximately $122,915 as of August 2, 2019 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $121.20 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$14.90
Form or Registration No.:	Schedule TO-I
Filing party:	Socket Mobile, Inc.

Date filed:	August 5, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 5, 2019 and amended on August 22, 2019 (the “Schedule TO”), relating to the offer by Socket Mobile, Inc., a Delaware corporation (“Socket Mobile” or the “Company”), to exchange (the “Exchange Offer”) certain outstanding stock options to purchase shares of the Company’s common stock granted under its 2004 Equity Incentive Plan on (i) April 29, 2010, (ii) June 1, 2010, or (iii) July 1, 2010, whether vested or unvested, that remain outstanding and unexercised through the expiration of the Exchange Offer (the “Eligible Options”).

This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO.

Item 4. Terms of the Transaction.

(a) Material Terms.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following paragraph at the end thereof:

The Exchange Offer expired on August 30, 2019, at 9:00 p.m., Pacific Time. Pursuant to the terms and conditions of the Exchange Offer, the Company accepted for exchange Eligible Options to purchase a total of 331,314 shares of the Company’s common stock. All surrendered options were cancelled effective as of the expiration of the Exchange Offer, and immediately thereafter, in exchange therefor, the Company granted new options to purchase an aggregate of 331,314 shares of the Company’s common stock pursuant to the terms of the Exchange Offer and the Company’s 2004 Equity Incentive Plan, as amended.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOCKET MOBILE, INC.

/s/ Lynn Zhao
Lynn Zhao
Vice President of Finance and Administration and Chief Financial Officer

Date: September 3, 2019

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